

September 19, 2013

Via E-mail
Christopher M. Wewers
President and Chief Executive Officer
First Federal Bancshares of Arkansas, Inc.
1401 Highway 62-65 North
Harrison, Arkansas 72601

Re: **First Federal Bancshares of Arkansas, Inc.**
        Registration Statement on Form S-4
        Submitted August 27, 2013
        File No. 333- 190845

Dear Mr. Wewers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either First Federal Bancshares or First National Security Company.

2. Please disclose any material nonpublic information regarding either First Federal Bancshares or First National Security Company that was disclosed, directly or indirectly, to either First Federal Bancshares or First National Security Company and/or its representatives including, but not limited to, the "internal financial statements" of First Federal Bank and First Federal Bancshares to which you refer

on page B-2 and the "certain information" and "discussions" to which you refer in the second paragraph on page 48.

Front Cover Page of Prospectus/Proxy Statement

3. Please add a separate paragraph disclosing that shareholders of First Federal Bancshares and shareholders of First National Security Company each have dissenters rights under Arkansas state law entitling them to the fair value of their shares provided they comply with all the requirements under law.

Questions and Answers, page 1

4. Revise the dissenters' rights of appraisal on page 6 to add a statement that the specific procedures that must be followed are listed on pages 10 in the Summary. In this regard, revise page 10 to add bullets listing the specific steps that must be taken to perfect dissenters' appraisal rights.

Summary

5. Please revise as follows:
   - revise the section entitled "First Federal" on page 7 to disclose that you are a subsidiary of Bear, which owns over 79 percent of your outstanding stock and which as a result controls you;
   - revise the sections entitled "First Federal" and "First National Security Company" , on page 7, to supplement the disclosure of assets, deposits and shareholders' equity to disclose net income and earnings per share;
   - revise the section entitled "Historic Market Value of Securities," on page 7,to disclose the last 52 week trading range for the stock;
   - revise the section entitled "What FNSC Shareholders will receive in the Merger," on page 7, to disclose the aggregate value of the consideration per share as of the date of the merger agreement;
   - revise the section entitled "Authorized Share Amendment," on page 8, to explain your reason for increasing the number of authorized shares to 100 million given that you only intend to have 30 million outstanding or reserved for issuance; and
   - revise the section entitled "Private Placement," on page 8, to disclose the price per share and the number of warrants to be issued.

FNSC Dissenters' Rights of Appraisal, page 10
First Federal Dissenters' Rights of Appraisal, page 10

6. Please revise the disclosure here and on page 45 to state consistent with Instruction to Item 3 of Schedule 14A, whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights and if the State law is unclear, state what position will be taken in regard to these matters.

Risk Factors, page, page 13
Risks Associated with the Merger and the Combined Company, page 13

7. Please revise this section as follows:
   - add a risk factor addressing the risks of dilution to shareholders as a result of the private placement and of the possible sale of additional securities as a result of increasing the number of authorized shares from 30 million to 100 million; and
   - add a risk factor addressing the risks from the concentration of both loan portfolios in real estate loans in a few counties in Arkansas and how the merger will affect the risk; and
   - revise the risk factor page 16 relating to the fairness opinion to discuss the fact that it is customary for a Board to obtain a fairness opinion.

Risks Associated with First Federal's Business, page 16

8. Please revise this section as follows:
   - add a risk factor addressing the risks from 94 percent of your loan portfolio is mortgage loans in a few counties in Arkansas and over half of your loan portfolio is fixed loans; and
   - revise your risk factor on page 20 regarding interest rates to address recent and anticipated increases in interest rates.

Risks Associated with First Federal's Common Stock, page 22

9. Please revise this section to revise the risk factor on page 23 relating to NASDAQ requirements to disclose the number of your directors who actually are independent. In addition, disclose whether Bear State will continue to hold over 50% after the merger and private placement.

Unaudited Pro Forma Condensed Combined Consolidated Income Statement, pages 27-28

10. Please revise to disclose in a pro forma note how the weighted average number of pro forma basic and fully diluted common shares was determined for each of the periods presented

Note 1 - Pro Forma Adjustments, page 29

11. In regard to pro forma Note (a), we note the cash merger consideration is expected to be $74 million. The disclosures indicate that the transaction, in part, will be funded by the $20 million in proceeds from the private placement of First Federal common stock. The disclosures also indicate that dividends will be paid by FNB and Heritage (i.e. both are subsidiaries of the to be acquired entity FNSC). Thus, the current disclosures are confusing and should be revised to address how First Federal has the necessary funding available to acquire FNSC.

12. In regard to pro forma Note (n), and the adjustments to loan interest income, please revise to disclose how the pro forma interest income adjustments for both the twelve month period and the interim six month period were determined as well as the expected estimated life of the loans acquired.

13. Please revise to provide similar information in pro forma Notes (o) and (p) to address how the twelve month and interim six month amounts were determined.

Proposal No. 2
Purpose, page 36

14. Revise to disclose whether or not there are any plans, arrangements and/or understandings to issue any stock other than for the merger or the private placement.

Proposal No. 4
General, page 37

15. Revise to disclose why none of the other alternatives were pursued. Revise to discuss the warrants and also indicate at whose suggestion/demand that they be added.

Background of the Merger, page 41

16. Please revise the fourth and fifth paragraph on page 41 to disclose the terms of any offers and counteroffers.

17. Please revise the fourth paragraph on page 42 to discuss the following:
   - the substance of fairness opinion;
   - quantify the effect of the private placement on the percentage of shares beneficially owned by Bear State and persons affiliated with Bear State after the merger (disclosing the percentage beneficially owned with and without the private placement) and disclose the extent to which the Board considered this; and
   - the basis on which the Board determined that the price and terms were fair to shareholders.

18. Please revise the fifth paragraph on page 42 to discuss the following:
   - the reasons that the First Federal Board did not obtain a fairness opinion as is customary practice (but did obtain an fairness opinion on the private placement) and whether the omission is consistent with its fiduciary duties under state corporate law; and
   - explain in detail the process by the First Federal Board determined the price and terms and the substantive basis for its determination.

19. Please revise the seventh paragraph on page 42 to discuss the following:
   - the reasons that the FNSC Board did not obtain a fairness opinion as is customary practice and whether this is consistent with its fiduciary duties under state corporate law;
   - whether the Board in the past had considered any other offers from other banks or persons;
   - the basis on which the Board determined that the price and terms were fair to shareholders including how the consideration compared with the book value of $1,385 per share; and
   - discuss the "financial comparison with other bank transactions" to which you refer.

20. Please revise this section to discuss trends in your stock price and trading volume including the period from June 13 when your stock closed at $9.75, June 26 when your stock closed at $7.61 and July 5 when your stock closed at $9.79. Discuss how each Board took this drop in stock price into consideration in determining the fairness of the price per share for the private placement (agreed to on June 28) and the number of shares to be exchanged in the merger (agreed to on July 1).

Removal of Regulatory Orders, page 58

21. Please revise to identify the particular "unsafe or unsound banking practices" and violations of banking regulations that the Federal Reserve ordered you to cease and desist. Please explain what particular provisions of the Cease and Desist Order took you three years to comply with and have the Federal Reserve terminate the Order.

Management's Discussion and Analysis of Financial Condition and Results of Operations of First Federal

Asset Quality, page 77

22. Please revise to provide a rollforward of activity for the allowance for loan losses for the interim periods presented similar to the information provided for the fiscal periods, as disclosed on pages 92-93.

23. In addition, please revise to include the asset quality coverage ratio of the allowance for loan losses to nonaccrual loans for the interim and fiscal periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations of FNSC

Quarterly Results – Results of Operations, page 114

24. Please revise to provide a discussion of net income before taxes as well as net income recognized for the periods presented. Similar information should be provided for the fiscal periods presented as well.

First Federal Bancshares of Arkansas, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Loans Receivable, page F-8

25. Please revise to discuss the loans classified as "not rated" and address the reasons for this classification. Similar disclosures should be made in the financial statements for the fiscal periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney